COZEN O’CONNOR, P.C.

33 South Sixth Street, Suite 3800

Minneapolis, MN 55402

February 3, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F. Street, NE

Washington D.C. 20549

Attn: Michael Purcell

Re:	Altus Power, Inc.
Post-Effective Amendment No. 2 to Form S-1 on Form S-3
(Registration No. 333-262072)
Filed: January 20, 2023

Ladies and Gentlemen:

On behalf of our client, Altus Power, Inc. (the “Company”), we submit this letter in response to verbal comments (the “Verbal Comments”) the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 1, 2023, relating to the above referenced Post-Effective Amendment No. 2 to Form S-1 on Form S-3 (the “Post-Effective Amendment”). The Company’s responses to the Verbal Comments are set forth below. Concurrently with the submission of this letter, the Company is filing its Amendment No. 1 (the “Amendment”) to the Post-Effective Amendment via the Commission’s Electronic Data Gathering, Analysis, and Retrieval system to the Staff for review. Page references in the text of such responses correspond to page numbers in the Amendment.

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Verbal Comment regarding request to update Exhibit 5.1 to reflect any revisions to the shares registered under the Post-Effective Amendment in response to the second Verbal Comment.

In response to the Staff’s comment, the Company respectfully advises the Staff that Exhibit 5.1 has been updated to remove the reference to shares related to a primary offering of the Company’s Class A common stock to be registered under the Post-Effective Amendment, consistent with the revisions to the Post-Effective Amendment described below.

Verbal Comment related to shares of the Company’s Class A common stock being registered under the Post-Effective Amendment as a part of a primary offering, which shares were previously issued in connection with either the exchange, cashless exercise or exercise on a cashless basis of warrants to purchase the Company’s Class A common stock.

In response to the Staff’s comment, the Company confirms that an aggregate of 5,178,560 shares of the Company’s Class A common stock were issued in connection with (i) private exchanges of warrants to purchase the Company’s Class A common stock (the “Warrants”) that occurred in May, June and August 2022, and (ii) the exercise on a cash or cashless basis of the Company’s Warrants following delivery of its notice of redemption on September 15, 2022, but before the closing of that redemption on October 17, 2022 (“Redemption Date”). No Warrants remain outstanding as of the Redemption Date, and the Company received cash proceeds in the amount of $93,082 related to Warrants that were exercised for cash. The issuance of shares underlying the Warrants were made in reliance on an exemption from registration (in connection with the Private Exchanges) and pursuant to shares previously registered on the

33 South 6th Street	Suite 3800	Minneapolis, MN 55402

612.260.9000	612.260.9080 Fax cozen.com

registration statement to which the Post-Effective Amendment relates. Based on the Staff’s comment, the Company has reviewed the disclosures related to the primary offering of an aggregate of 5,178,560 shares of the Company’s Class A common stock. Given the fact that the shares have been previously issued and the Company will not be receiving any additional proceeds related to the issuance of these shares, the Company has amended the Post-Effective Amendment to remove the primary offering of an aggregate of 5,178,560 shares, which required updates to the disclosures on the cover page of the Amendment, in the Explanatory Note, and on pages 6 and 8 of the Amendment.

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If you have any questions, please contact me at kgettman@cozen.com or 612-260-9075.

Very truly yours,

/s/ Katheryn A. Gettman

Katheryn A. Gettman

Attorney

33 South 6th Street	Suite 3800	Minneapolis, MN 55402

612.260.9000	612.260.9080 Fax cozen.com